United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of September, 2015

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: September 10, 2015

IR Contact Information: ir@gruma.com (52) 81 8399-3349
San Pedro Garza Garcia, N.L., Mexico, September 10, 2015	www.gruma.com

GRUMA SUSPENDS ITS UNITED STATES
REPORTING OBLIGATIONS

San Pedro Garza Garcia, N.L., Mexico; September 10, 2015. - GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) announced today that it intends to terminate the registration of its Series B Common Shares, without par value (the ''Shares'') and its American Depositary Shares, each representing four Series B Common Shares, without par value (the ''ADSs'') and to terminate its reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the ''Exchange Act''). The Company has filed a Form 15F with the U.S. Securities and Exchange Commission (the ''SEC'') today. As a result of filing Form 15F, the Company's reporting obligations under the Exchange Act will be suspended immediately and are expected to terminate 90 days after the filing, barring any objection by the SEC.

The Shares will continue to be listed and trade on the Mexican Stock Exchange (Bolsa Mexicana de Valores) and Gruma will continue to be subject to disclosure requirements under Mexican law.

ABOUT GRUMA
Since 1949, GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Central America, Europe, Asia and Oceania. GRUMA is headquartered in San Pedro Garza Garcia, Mexico, and has approximately 18,000 employees and 79 plants. In 2014, GRUMA had net sales of US$3.4 billion (excluding the Venezuelan and wheat flour operations), of which 70% came from non-Mexican operations. For further information please visit www.gruma.com.